UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 79627 / December 21, 2016

Admin. Proc. File No. 3-17570

In the Matter of

MEDIENT STUDIOS, INC., A/K/A MOON
RIVER STUDIOS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Medient Studios, Inc., a/k/a Moon River Studios,
Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Medient Studios, Inc., a/k/a Moon River Studios,
Inc.[2] The order contained in that decision is hereby declared effective. The initial decision
ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of
each class of registered securities of Medient Studios, Inc., a/k/a Moon River Studios, Inc., is
revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.

Brent J. Fields
Secretary

---

[1]   17 C.F.R. § 201.360(d).

[2]   *Medient Studios, Inc., a/k/a Moon River Studios, Inc.,* Initial Decision Release No. 1077
(Nov. 7, 2016), 115 SEC Docket 08, 2016 WL 6576423. The stock symbol and Central Index
Key number for Medient Studios, Inc., a/k/a Moon River Studios, Inc., are MDNT and 1476278.

INITIAL DECISION RELEASE NO. 1077
ADMINISTRATIVE PROCEEDING
File No. 3-17570

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of MEDIENT STUDIOS, INC., A/K/A MOON RIVER STUDIOS, INC.	INITIAL DECISION ON DEFAULT November 7, 2016

APPEARANCE: M. Graham Loomis, W. Shawn Murnahan, and Joshua M. Dickman for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

On September 23, 2016, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Respondent has securities registered with the Commission pursuant to Section 12(g) of the Exchange Act, is delinquent in its periodic filings, and has made materially false and misleading statements in reports filed with the Commission. Respondent was served with the OIP on September 29, 2016, and its answer was due October 12, 2016. *Medient Studios, Inc.*, Admin. Proc. Rulings Release No. 4260, 2016 SEC LEXIS 3883 (ALJ Oct. 14, 2016).

Respondent did not file an answer or appear at the prehearing conference on October 13, and on October 14, 2016, I ordered Respondent to show cause by October 27, 2016, why the registration of its securities should not be revoked by default to its failure to file an answer, appear at the prehearing conference, or otherwise defend the proceeding. *Id.* To date, Respondent has not responded to the show cause order. Respondent is therefore in default for failing to file an answer, appear at the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, I find the allegations in the OIP to be true as to Respondent.

Findings of Fact

Medient Studios, Inc., a/k/a Moon River Studios, Inc., Central Index Key No. 1476278, is a Nevada corporation with its principal place of business in Rincon, Georgia.[1] Respondent has a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. On

[1] In September 2014, Respondent amended its articles of incorporation to change its name from Medient Studios, Inc., to Moon River Studios, Inc. The ticker symbol remained the same (MDNT).

June 25, 2014, the Commission issued an order of suspension of trading to suspend trading in Respondent's securities, for the period from 9:30 a.m. EDT on June 25, 2014, through 11:59 p.m. EDT on July 9, 2014, pursuant to Section 12(k) of the Exchange Act (the Trading Suspension). *Medient Studios, Inc., TISO*, File No. 500-1, 2014 SEC LEXIS 2216. At the time of the Trading Suspension, Respondent's common stock was quoted on OTC Link, operated by OTC Markets Group Inc., under the symbol MDNT. After the Trading Suspension ended, Respondent's common stock has continued to trade over-the-counter in the "grey market."

Respondent is delinquent in its periodic filings with the Commission, having not filed any periodic reports after a Form 10-Q quarterly report was filed on November 19, 2014, for Respondent's third quarter ended September 30, 2014 (the Form 10-Q).

In addition, Respondent made materially false and misleading statements in reports filed with the Commission, including three Schedules 14C filed on January 22, 2014, February 13, 2014, and March 7, 2014, respectively (the Schedules 14C) and its last Form 10-K annual report, filed on March 31, 2014 (the Form 10-K). For instance:

The Schedules 14C were intended to increase Respondent's authorized shares of common stock from five hundred million to five billion, and Respondent stated in each Schedule 14C that it had "not identified any potential investors" or "entered into any agreements relating to any potential investment in the Company or otherwise pursuant to which [it would] issue shares of common stock." Two of the Schedules 14C also stated that Respondent had "no current plans to issue the additional shares." All of those statements were false. At the time the Schedules 14C were filed, Respondent was actively negotiating transactions pursuant to which tens of millions of shares of Respondent's common stock would ultimately be issued, and the transactions were predicated on the eventual approval of the Schedules 14C.

The Form 10-K asserted that Respondent licensed video game rights, but it never owned the rights to any video games or licensed any such rights.

The Form 10-K also asserted that Respondent's management would do everything it could to avoid manipulation of the market for its stock, including not publishing false or misleading press releases, but Respondent regularly published false and misleading press releases. Among other things, the press releases contained false statements about Respondent's purported construction of a large movie studio, about Respondent's supposedly responsible spending of company funds, and about purportedly independent stock research coverage that had been initiated on Respondent.

The Form 10-K also asserted that Respondent had sufficient investor capital to cover its overhead expenses, but that was known by management to be false at the time of the assertion and was only included in the Form 10-K in order to avoid a "going concern" note from Respondent's auditor.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1, 13a-11, and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual, quarterly, and current reports, even if the registration is voluntary under Exchange Act Section 12(g). *See* 17 C.F.R. §§ 240.13a-1, .13a-11

.13a-13. An issuer violates these provisions if it files reports that contain materially false or misleading information. *SEC v. Kalvex, Inc.*, 425 F. Supp. 310, 315-16 (S.D.N.Y. 1975); *Russell Ponce*, Exchange Act Release No. 43235, 2000 SEC LEXIS 1814, at *18 n.23 (Aug. 31, 2000), *pet. denied*, 345 F.3d 722 (9th Cir. 2003). Exchange Act Rule 12b-20 requires issuers to report any further material information as may be necessary to make the issuer's required statements, in the light of the circumstances under which they were made, not misleading. *See* 17 C.F.R. § 240.12b-20. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978); *Gregory M. Dearlove, CPA*, Exchange Act Release No. 57244, 2008 SEC LEXIS 223, at *112 (Jan. 31, 2008), *pet. denied*, 573 F.3d 801 (D.C. Cir. 2009). By failing to timely file required periodic and current reports and by filing false and misleading reports, Respondent violated Exchange Act Section 13(a) and Rules 12b-20, 13a-1, 13a-11, and 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondent's failure to file required periodic reports and filing of inaccurate reports are serious because they violates central provisions of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondent's violations are also recurrent in that Respondent repeatedly failed to file periodic reports for several years. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Additionally, Respondent's violations are recurrent because it made several materially false and misleading statements in its reports.

Respondent is culpable because it knew, or should have known, of its obligation to file accurate periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that scienter is not necessary to establish grounds for revocation); *Robert L.*

Burns, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *41 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondent forfeited an opportunity to show it has made efforts to remedy its past violations and to offer assurances against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondent's registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Medient Studios, Inc., a/k/a Moon River Studios, Inc., is REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this initial decision within twelve days after service of the initial decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111. *See* 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge